UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-35530

BROOKFIELD RENEWABLE ENERGY
PARTNERS L.P.
(Translation of registrant’s name into English)

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT LIST
Exhibit

99.1	BROOKFIELD RENEWABLE HOLDS INVESTOR DAY; RAISES DISTRIBUTION GROWTH TARGET

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE ENERGY
PARTNERS, L.P. by its general partner, Brookfield
Renewable Partners Limited

Date: September 15, 2014	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary